Exhibit 99.1



news from

FINANCIAL FEDERAL CORPORATION

733 Third Ave., New York, NY 10017 ◆ (212) 599-8000 ◆ www.financialfederal.com

FIF
LISTED
NYSE

FINANCIAL FEDERAL CORPORATION REPORTS
11% INCREASE IN SECOND QUARTER EPS

- *Record Diluted EPS - $0.51 (11% increase)*
- *Net Income - $12.6 million (2% increase)*
- *Loss Ratio – 0.13% (annualized)*

NEW YORK, NY: March 3, 2008 - Financial Federal Corporation (**NYSE: FIF**) today announced results for its second quarter ended January 31, 2008. Net income for the quarter increased 2% to $12.6 million from $12.4 million in the second quarter of fiscal 2007 due to the net effects of lower short-term market interest rates. Diluted earnings per share increased by 11% to $0.51 from $0.46. Finance receivables originated during the quarter were $225 million compared to $284 million in the second quarter of fiscal 2007.

For the first six months of fiscal 2008 and 2007, net income was $25.3 million and $24.6 million, respectively, a 3% increase. Diluted earnings per share increased by 10% to $1.01 from $0.92. Finance receivables originated were $484 million in 2008 compared to $604 million in 2007. Finance receivables outstanding decreased to $2.07 billion at January 31, 2008 from $2.13 billion at July 31, 2007.

Paul R. Sinsheimer, CEO, commented: "Record earnings per share, 12.9% return on equity, solid asset quality and strong liquidity were outstanding accomplishments given the difficult operating environment during the second quarter. New business originations reflect slowing economic conditions. Actions taken to stimulate the economy have already reduced our funding costs and I believe will also improve business opportunities."

Steven F. Groth, CFO, remarked: "Fitch Ratings affirmed our 'BBB+' long-term debt and 'F2' commercial paper investment grade credit ratings in January 2008 with a stable outlook. We have sufficient liquidity available with over $200 million of unused committed credit facilities and our leverage decreased to 4.1x."

Asset Quality
Asset quality has been declining but remained favorable in the second quarter of fiscal 2008:
- Net charge-offs were $0.7 million or 0.13% (annualized) of average finance receivables compared to $0.4 million or 0.07% for the quarter ended October 31, 2007 and net recoveries of $0.1 million or (0.02)% for the quarter ended January 31, 2007.
- Non-performing assets were 1.82% of total finance receivables at January 31, 2008 compared to 1.32% at October 31, 2007 and 0.76% at January 31, 2007.
- Delinquent receivables (60 days or more past due) were 1.22% of total receivables at January 31, 2008 compared to 0.73% at October 31, 2007 and 0.40% at January 31, 2007.

Net charge-offs were $1.1 million or 0.10% (annualized) of average finance receivables for the first six months of fiscal 2008 compared to net recoveries of $48,000 or (0.01)% for the first six months of fiscal 2007.

Other Financial Highlights

- Net interest margin increased to 5.34% in the second quarter from 5.09% in the second quarter of fiscal 2007 because the yield on finance receivables increased slightly to 9.23% from 9.17% and our cost of debt decreased to 5.00% from 5.36%.
- The provision for credit losses was $0.8 million compared to no provision recorded in the second quarter of fiscal 2007 because we increased the allowance for credit losses.
- Salaries and other expenses increased by 12% to $6.9 million in the second quarter from $6.1 million in the second quarter of fiscal 2007 mostly because of higher non-performing asset costs. The efficiency ratios were 24.3% and 23.3% and the expense ratios were 1.30% and 1.19%.
- Return on equity improved to 12.9% in the second quarter from 12.0% in the second quarter of fiscal 2007 because we repurchased $71.7 million of our common stock in the last four fiscal quarters.

Conference Call

The Company will host a conference call March 4, 2008 at 11:00 a.m. (ET) to discuss its second quarter results. The call can be listened to on the Company's website www.financialfederal.com (click on Investor Relations).

About Financial Federal

Financial Federal Corporation is an independent financial services company specializing in financing construction, road transportation and refuse equipment through installment sales and leasing programs for dealers, manufacturers and end users nationwide. Please visit www.financialfederal.com for more information.

This press release contains certain "forward-looking" statements concerning the Company's expectations. Actual results could differ materially from those contained in the forward-looking statements because they involve risks, uncertainties and assumptions. Information about risk factors that could cause actual results to differ materially is included in the Company's Annual Report on Form 10-K for the year ended July 31, 2007. Risk factors include (i) an economic slowdown (ii) the inability to collect finance receivables and the sufficiency of the allowance for credit losses (iii) the inability to obtain capital or maintain liquidity (iv) rising short-term market interest rates and adverse changes in the yield curve (v) increased competition (vi) the inability to retain key employees and (vii) adverse conditions in the construction and road transportation industries. The Company is not obligated to update or revise forward-looking statements for subsequent events or circumstances.

CONTACT: Steven F. Groth, Chief Financial Officer
                       (212) 599-8000

CONSOLIDATED UNAUDITED INCOME STATEMENTS
(In thousands, except per share amounts)

	Three months ended January 31,		Six months ended January 31,	
	2008	**2007**	**2008**	**2007**
Finance income	$48,708	$47,383	$98,304	$94,313
Interest expense	20,527	21,073	42,608	41,965
Net finance income before provision for credit losses on finance receivables	28,181	26,310	55,696	52,348
Provision for credit losses on finance receivables	800	-	1,200	-
Net finance income	27,381	26,310	54,496	52,348
Salaries and other expenses	6,852	6,142	13,361	12,251
Income before income taxes	20,529	20,168	41,135	40,097
Provision for income taxes	7,945	7,773	15,885	15,472
NET INCOME	**$12,584**	**$12,395**	**$25,250**	**$24,625**
Earnings per common share:				
Diluted	**$0.51**	**$0.46**	**$1.01**	**$0.92**
Basic	$0.52	$0.47	$1.03	$0.94
Number of shares used:				
Diluted	24,718	26,902	25,074	26,828
Basic	24,338	26,289	24,510	26,242

CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS
(In thousands)

	January 31, 2008	July 31, 2007	January 31, 2007
ASSETS			
Finance receivables	$2,072,791	$2,128,353	$2,050,948
Allowance for credit losses	(24,133)	(23,992)	(24,148)
Finance receivables - net	2,048,658	2,104,361	2,026,800
Cash	6,073	5,861	5,293
Other assets	11,890	9,852	10,228
TOTAL ASSETS	$2,066,621	$2,120,074	$2,042,321
LIABILITIES			
Debt	$1,609,000	$1,660,600	$1,550,368
Accrued interest, taxes and other liabilities	66,455	71,721	76,547
Total liabilities	1,675,455	1,732,321	1,626,915
STOCKHOLDERS' EQUITY	391,166	387,753	415,406
TOTAL LIABILITIES AND EQUITY	$2,066,621	$2,120,074	$2,042,321